OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Worthy Financial, Inc.

4400 N. Federal Hwy, Suite 210-12
Boca Raton, FL 33431

https://joinworthy.com



2000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 21,400* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,000 shares of common stock ($10,000)

Company	Worthy Financial, Inc.
Corporate Address	4400 N. Federal Hwy. Suite 210-12, Boca Raton, FL 33431
Description of Business	Worthy Financial is a Fintech company providing financial products and services to Millennials and other population segments making up the 98% of unaccredited investors unable to access savings and investment products. Savings is primarily by use of a mobile app that "rounds up" credit and debit card purchases to the next higher dollar until the round ups reach $10, at which time the user, purchases a $10, 5% interest bearing SEC qualified bond. An investor can also purchase a $10, 5% bond independent of the app.
Type of Security Offered	Common Stock (the "Shares"),
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$250

The 10% Bonus for StartEngine Shareholders

Worthy Financial, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Worthy Financial is a Fintech company providing financial products and services to Millennials and other population segments making up the 98% of unaccredited investors unable to access savings and investment products. Savings is primarily by use of a mobile app that "rounds up" credit and debit card purchases to the next higher dollar until the round ups reach $10, at which time the user purchases (from our wholly owned subsidiary, Worthy Peer Capital, Inc.) a $10, 5% interest bearing SEC qualified bond. Investors can also purchase the $10, 5% bond independent of the app.

Sales, Supply Chain, & Customer Base

Worthy customer base is primarily millennials and other segments of the 98% of unaccredited investors who need help saving for their future and who are hungry for a better financial return on what they are able to tuck away.

Competition

To the best of our knowledge, there are currently no direct competitors that combine Worthy's painless round-up technology with the 5% fixed income return from peer lending. There are indirect competitors that offer micro investing such as Stash and Acorns but these offer an entirely separate asset class (equities vs non-trading fixed income bonds) and they are built around a different business model (Stash and Acorns are investment robo-advisors charging an asset management fee).

In summary the primary differences between us and our indirect competitors are:

1. We offer a fixed 5% return

2. Our product is an alternative investment, not-correlated to the markets

3. Our product is from the peer/community finance industry and has social impact

4. We help borrowers

5. We have our own, proprietary investment product (Worthy bonds)

Liabilities and Litigation

None.

The team

Officers and directors

Sally Outlaw	President, Director, Founder, CEO
Alan Jacobs	Director, Ex. VP, Chief Strategy Officer
Jang Centofanti	VP Operations, Corporate Secretary
Randy Pohlman	Director, & VP of Corporate Development
Dara Albright	Director
Jack Richards	Director, Senior VP, Marketing and Operations

Sally Outlaw
A life-long entrepreneur passionate about opening up economic opportunity for all. Sally has served as the full time President, Director, Founder and CEO of Worthy Financial since January 2016. She co-founded Peerbackers in 2010, an online crowdfunding platform with a focus on entrepreneurs. After four years and thousands of projects funded, the company moved beyond the platform and into services to help clients navigate the world of Crowd Finance.

Alan Jacobs
Alan has more than 40 years of experience as a corporate and securities attorney, investment banker, business and financial advisor, and entrepreneur/senior executive of both private and public companies. Mr. Jacobs has been an investment banker and owner of licensed broker/dealers in New York and Florida specializing in financing and advisory services of growing companies primarily in healthcare and technology. He has been responsible for raising more than $750 million for a wide range of companies and is a graduate of Franklin and Marshall College and Columbia Law School. Before joining Worthy Financial full time in 2016, Mr. Jacobs held positions at Safer Science Technologies, as a Director of Business Development, from June 2015 through December 2016. Safer Science Technologies is an environmentally, friendly cleaning products company.

Jang Centofanti
Jang contributes more than 25 years of operational and management experience in a variety of consumer service industries, including hospitality, banking and education. She has also been a principal in an independent financial services advisory firm and with a small business management company. Jang has been with Worthy Financial full

time since 2016, serving as an Administrative and Customer Service Manager Du20 Holistic Oasis from 2012-2015 prior.

Randy Pohlman
Randy brings his Ph.D in Finance, his decades of experience in management at both public and private companies, as well as his breadth of experience as the Dean of the H. Wayne Huizenga School of Business at Nova Southeastern University (since 2009) and Dean of Kansas State University, College of Business Administration. He also served as a Visiting Research Scholar at the University of California, Los Angeles, and was a member of the Executive Advisory Board of the Wharton School of the University of Pennsylvania. Randy serves as a Director and spends 8 hours a week with Worthy Financial.

Dara Albright
Recognized speaker, writer & influencer on topics covering financial disruption, FinTech, RegTech, Digital/Crowd-Finance Current position held as CEO of Dara Albright Media from 2011 to current.

Jack Richards
Jack delivers a diverse background in management, marketing and product development. He is an inventor and successful founder, or co-founder, of start-ups in the areas of commodity trading, sports marketing and energy. As a serial entrepreneur, he is an investor and board of director member for several companies and is a graduate of Texas Tech University with a degree in Agricultural Economics. His prior position was serving as Vice President at Titan Lansing Tansloading fro 2014 to 2017. Jack serves as a Director and spends 8 hours a week with Worthy Financial.

Number of Employees: 5

Related party transactions

The Companies wholly owned subsidiary Worthy Peer Capital, is indebted to Alan Jacobs, an Officer and Director of both parent and subsidiary company in the amount of $1,097 for pre organization and organizational expenses incurred by him on behalf of the subsidiary. The loan is payable on demand with no interest. The Company borrowed $5,000 from Alan Jacobs, an Officer and Director. The loan is payable on demand with no interest. There are no other related party transactions except for capital contributions to our wholly owned subsidiary.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **General** The SEC requires the Company to identify risks that are specific to its business and its financial condition The Company is still subject to all the same risks that all companies in its business and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking an the ability to prevent hacking). Additionally, early stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

- **Lack of extensive operating history** We are a young company existing only two years most of which has been spent developing our products and services which have only recently been introduced to the public.
- **Limited use of our financial savings program** We have only recently introduced our financial savings service which is a mobile app that tracks debit and credit card purchases and rounds them up to $ 10 at which time, the app user purchase a $10, 5% interest bearing bond issued by our wholly owned subsidiary.
- **Limited sale of our Worthy bonds** We only commenced sale of our SEC Qualified bonds (registered pursuant to SEC Regulation A+) in March 2018 and to date have sold approximately $250,000 in bonds. There is no assurance that we will be successful in ongoing sale of our bonds.
- **Achieving profitable business model** While our business model anticipates a positive "spread" between our %5 bond cost of funds and interest to be earned on secured loans we make with bond sale proceeds, there is no assurance that such positive spread will be achieved. To date we have not made any loans.
- **No history of profitablility** We have not achieved profitability and there is no assurance that we will generate profits in the future.
- **Ability to continue as a going concern** There is doubt about our ability to continue as a going concern in the absence of funding independent of our operations.
- **No assurance of additional financing** We anticipate requiring additional growth capital primarily for marketing. There is no assurance that such capital will be available or that it will be available on reasonable terms or that future financing will not dilute existing investors.
- **Existing and anticipated competition** While we are not aware of any direct competitors offering all of our products and services, there are companies and there are likely to be more companies in the future, offering parts of our Worthy program. Such competitors may have greater resources then the Company.
- **Reliance on key personnel** The Company relies heavily on its CEO and its Executive Vice President and Chief Strategy Officer. We will need additional personnel to grow our business. Our current senior management operating team would be difficult to replace and there is no assurance that we will be able to hire the additional key management personnel necessary, to meet our operating goals.
- **Potential loss on our secured loans** While the loans we make with the proceeds of the Worthy bonds will be secured by assets of the borrower, there is no assurance that general economic conditions or the specific business and financial condition of the borrowers, will not result in some loan defaults and recovery on sale of our secured assets being less than the loan obligations.
- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for a long time. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan

is to eventually have an initial public offering but the is no assurance the such will happen.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Sally Outlaw, 35.0% ownership, Common Stock

Classes of securities

- Common Stock: 1,184,106

  Voting Rights *(of this security)*

  The holders of shares of the Company's common stock, $,0001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

Voting Rights *(of this security)*

As to be created and designated by the Board of Directors.

Dividend Rights (*include if applicable*)

As to be created and designated by the Board of Directors.

Rights to Receive Liquidation Distributions

As to be created and designated by the Board of Directors.

Rights and Preferences

As to be created and designated by the Board of Directors.

- Convertible Promissory Note: 50,000

Voting Rights *(of this security)*

The holders of the Convertible Promissory Note have no voting rights.

Dividend Rights (*include if applicable*)

The Convertible Promissory Note bear interest at the rate of 9% per annum and have no dividend rights.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Convertible Promissory Notes are entitled to share ratably in the assets of the Company before any distributions to equity owner,

Rights and Preferences

The rights and preferences of holders of the Convertible Promissory Notes are that of general creditor.

Description

$25,000 Convertible Promissory Note-9% interest per annum; matures January 17, 2019. Convertible at lower of pre-conversion evaluation of $2,500,000 or a 40% discount to a subsequent equity financing valuation.

$25,000 Convertible Promissory Note-9% interest per annum; matures February 27, 2021. Convertible at lower of pre-conversion evaluation of $5,000,000 or a 25% discount to a subsequent equity financing valuation.

What it means to be a Minority Holder

As a minority holder of shares of, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We are an early stage company, have very limited operating history, and have not yet generated revenue. With the use of investor equity capital we have recently (March of 2018) completed development of our proprietary mobile app that allows us to track debit or credit card charges made by our users, round up each purchase to the next highest dollar and, when the total tracked round-ups equal $10, our user purchases a $10, 5% interest bearing bond issued by our wholly owned subsidiary, Worthy Peer Capital, Inc.

In early 2018 Worthy Peer Capital, Inc. successfully Qualified $50,000,000 of "Worthy Bonds" with the Securities and Exchange Commission, allowing the sale of such bonds to our app users and others, whether or not they were considered accredited, "qualified investors".

To date we have sold approximately $300,000 of our Worthy Bonds to both Worthy mobile app users and others. Such bond proceeds are being held in FDIC insured bank checking accounts pending our first investment in secured asset based loans which will be our first revenue generating transaction.

Financial Milestones

We have raised and invested approximately $750,000 in product development (including both our technology costs and our legal/compliance fees for getting our bonds qualified with the SEC). While we have only recently introduced our mobile app and Worthy Bond products, we have already generated over $300,000 in bond sales in the first 3 full months.

Our gross revenue will be the interest we received from our secured loans. Our net revenue will be based on the "spread" between the 5% interest we pay on the Worthy Bonds (our cost of funds) and the interest we receive on our secured loans (estimated at 13%). Net revenue is before operating expenses which we estimate at 3% gross revenue.

Our revenue rate of growth will be driven by our sale of Worthy Bonds, both through use of our mobile app and direct sales. Based on similar Fintech industry comparables, we expect revenue growth of 3 to 4 times in each of the next several years.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. It is our intention, after commencement of this crowdfunding offering, to amend the offering to allow us to raise up to $1070000.

We will also continue to raise capital through other crowdfunding offerings, equity or debt issuance, or any other method available to the company. The company is currently seeking, from accredited investors, up to $1000000 in 9%, 3 year Convertible Promissory Notes, convertible at the lower of $5000000 or a 25% discount to the next equity offering.

Neither the minimum nor maximum target of this crowdfunding offering will allow us to continue to operate more than a few months. It is anticipated, however, that we will increase the size of this offering and that such time and the increased offering proceed and/or closing on a significant portion, if not all of, our pending accredited investor Convertible Promissory Note financing of up to $1000000, will allow us to achieve profitable operations.

Indebtedness

Other than accrued compensation to officers, Sally Outlaw and Alan Jacobs, in the aggregate amount of $12500, the only obligation of the Company, including it's wholly owned subsidiary is to Alan Jacobs, an Officer and Director in the amount of, $6,097 payable on demand with no interest. $25,000 Convertible Promissory Note-9% interest per annum; matures January 17, 2019. Convertible at lower of pre-conversion evaluation of $2,500,000 or a 40% discount to a subsequent equity financing valuation. $25,000 Convertible Promissory Note-9% interest per annum; matures February 27, 2021. Convertible at lower of pre-conversion evaluation of $5,000,000 or a 25% discount to a subsequent equity financing valuation.

Recent offerings of securities

- 2017-06-30, Regulation D, 190356 Common Stock. Use of proceeds: Development of mobile app and SEC qualification of Subsidiary's bonds

- 2017-01-17, Regulation D, 25000 Convertible Promissory Note. Use of proceeds: Working Capital
- 2018-02-27, Regulation D, 25000 Convertible Promissory Note. Use of proceeds: Working Capital
- 2018-01-05, Regulation A+, 50000000 $10, 5%, 36 months Bonds. Use of proceeds: These Bonds are issued by Worthy Peer Capital, Inc., a wholly owned subsidiary of Worthy Financial, Inc. Proceeds from sales of the Bonds to be invested in asset based loans secured by inventory, account receivables, or other assets.

Valuation

$5,920,530.00

Our valuation for this financing has been established by our Board of Directors based on a reasonable increase from a June, 2017 equity financing by a sophisticated accredited investor at a valuation of approximately $3,730,000 before our mobile app was developed and before the $10, 5% interest bearing bonds issuable by our wholly owned subsidiary were qualified by the SEC and began selling to the public. We expect that our valuation will increase as our mobile app user base increases and as our bonds are sold in conjunction with and independent of our mobile app. Our value will be based primarily on the "spread" between our wholly owned subsidiary's 5% bond interest cost of funds and its anticipated 13% income on its secured loans.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$2,000	$20,000
Marketing	$2,000	$40,000
Working Capital	$5,400	$40,580

Total Use of Net Proceeds	$9,400	$100,580

We intend to have rolling closings and to increase the maximum amount of the offering after initial funds are received. Some of the initial $107,000 would be for marketing expenses and professional fees in connection with the increased amount of the crowdfunding offering. We expect that the net proceeds of the anticipated increased offering would cover all expenses through positive cash flow through operations.

R & D and Production expenses relate to technology personnel compensation in connection with continuing development and expanded services provided through our mobile app.

Marketing expenses in connection with the minimum offering include digital and social marketing advertising in connection with pursuing the maximum offering. Marketing expenses out of the proceeds of the maximum offering include engaging a marketing firm, digital and social marketing advertising, promotional events in anticipation of achieving the offering amount, and marketing and advertising our mobile app and Worthy Bonds.

Working capital includes personnel and office overhead prior to reaching profitable operations.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on a new investor button on our website at www.worthy.us. The annual reports will be available within 120 days of the end of our most recent fiscal year

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Worthy Financial, Inc.

[See attached]

I, Sally Outlaw, the Chief Executive Officer of Worthy Financial, Inc. hereby certify that the financial statements of Worthy Financial, Inc., and notes thereto for the periods ending December 31, 2016 and December 31, 2017, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 18th day of June 2018.



Sally Outlaw
Signature

Chief Executive Officer
Title

WORTHY FINANCIAL, INC.
TABLE OF CONTENTS

Worthy Financial, Inc.
Consolidated Statements of Operations

	Year ended December 31, 2017	For the Period from February 24, 2016 (Inception)
Operating Expenses		
General and Administrative expenses	331,361	120,923
Interest Income	2,191	-
Loss Before Taxes	(329,170)	(120,923)
Less Provision for Income Taxes	-	-
Net Loss	$ (329,170)	$ (120,923)

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

The accompanying notes are an integral part of these consolidated financial statements

Worthy Financial, Inc.
Consolidated Balance Sheets
As of December 31,

	2017	2016
ASSETS		
Current Assets		
Cash	284,872	23,510
Total Current Assets	284,872	23,510
Other Assets		
Intangible Assets, net	12,772	14,052
TOTAL ASSETS	$ 297,644	$ 37,562
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable	81,566	95,985
Advances from shareholders	-	10,000
Advances from officer	1,097	12,422
Total Current Liabilities	82,663	118,407
Long-Term Liabilities		
Convertible note payable	25,000	-
Total Liabilities	107,663	118,407
Commitments and contingencies (note 9)		
Shareholder's Equity (Deficit)		
Preferred Stock, par value $0.0001, 2,000,000 shares authorized, and 0 shares issued and outstanding		
Common Stock, par value $0.0001, 10,000,000 shares authorized, and 1,184,106 and 983,750 shares issued and outstanding, respectively	118	98
Additional paid-in capital	639,956	39,980
Accumulated deficit	(450,093)	(120,923)
Total Shareholder's Equity (Deficit)	189,981	(80,845)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$ 297,644	$ 37,562

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

The accompanying notes are an integral part of these consolidated financial statements

WORTHY PEER CAPITAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2017 AND FOR THE PERIOD FROM February 24, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

	Common Shares		Common Stock, Par		Additional Paid in Capital		Accumulated Deficit		Total
Balance at February 24, 2016 (Inception)	-	$	-	$	-	$	-	$	-
Common shares issued for cash	983,750		98		39,980		-		40,078
Net loss	-		-		-		(120,923)		(120,923)
Balance at December 31, 2016	983,750		98		39,980		(120,923)		(80,845)
Common shares issued for cash	200,356		20		599,976		-		599,996
Net loss	-		-		-		(329,170)		(329,170)
Balance at December 31, 2017	1,184,106	$	118	$	639,956	$	(450,093)	$	189,981

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided

The accompanying notes are an integral part of these consolidated financial statements

Worthy Financial, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2017	For the period from February 24, 2016 (inception) Through December 31, 2016
Cash flows from operating activities:		
Net loss	$ (329,170)	$ (120,923)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Amortization expense	1,280	-
Changes in working capital items:		
Accounts payable	(14,418)	95,985
Net cash used in operating activities	(342,308)	(24,938)
Cash flows from investing activities:		
Purchase of intangibles	-	(14,052)
Net cash provided by investing activities	-	(14,052)
Cash flows from financing activities:		
Proceeds from shareholders	(21,325)	10,000
Proceeds from officer	-	12,422
Proceeds from convertible note payable	25,000	-
Proceeds from sale of stock	599,996	40,078
Net cash provided provided by financing activities	603,671	62,500
Net change in cash	261,362	23,510
Beginning cash	23,510	-
Ending cash	$ 284,872	$ 23,510

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -

Supplemental Non-Cash Investing and Financing Information

None

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

The accompanying notes are an integral part of these consolidated financial statements

WORTHY FINANCIAL, INC.

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2017 AND FOR THE PERIOD FROM FEBRUARY 24, 2016 (INCEPTION) THROUGH DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Financial, Inc., a Delaware corporation, (the "Company," "WFI", "we," or "us") was founded February 24, 2016. We are an early stage company, which intends, through our wholly owned subsidiary Worthy Peer Capital, Inc., to loan or participate in secured loans, primarily to small business borrowers as well as to acquire third party accounts receivables in factoring agreements. We intend to offer the Worthy Bonds in $10.00 increments on a continuous basis directly through our Worthy Peer Capital website.

We own a mobile app (the "Worthy App") that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the "round up" dollars in increments of $10.00 to purchase Worthy Bonds. The "users" may also use additional funds to purchase Worthy Bonds. Through the Worthy App, owned and operated by the Company, we will also provide access to services, which will be attractive to the Worthy community such as personal loans (often used to reduce or pay off higher interest rate loans such as credit cards), student loans, small business loans, auto loans, student loan refinancing and debt counseling.

Since we have not commenced planned principle operations, the Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's objective and failure to generate sufficient revenues once planned principle operations commence.

NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations for the periods ended December 31, 2017 and 2016. The net losses incurred in 2017 and 2016 have resulted in an accumulated deficit of approximately $450,000 at December 31, 2017. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Financing activities have not yet begun, other than credit extended by suppliers for organizational activities during 2016 and professional fees in 2017, which was primarily due to filing fees, legal and accounting services. During 2017, the Company continues to incur losses, however, the process of obtaining approval of a Form 1-A Regulation A Offering Statement to qualify the Worthy Bonds has been completed.

In response to the losses incurred in 2017 and 2016, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $285,000 at December 31, 2017. This cash was obtained through the sale of common stock.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

The accompanying notes are an integral part of these consolidated financial statements

No assurances can be given that the Company will achieve success in obtaining sufficient levels of end user sell-through necessary to fully sustain its operations, without seeking additional financing. There is no assurance additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. However, the Company is in the process of raising up t %1,000,000 in convertible promissory notes. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiaries.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the financial statements include estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. The Company has no cash equivalents.

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less that the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value. No impairments were noted during the year-ended December 31, 2017 or 2016.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of Topic 740.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is subject to income taxes in the United States Federal jurisdiction and Florida. The Company recognizes interest and penalty accrued related to unrecognized tax benefits in its income tax expense. No interest or penalties have been accrued for all periods presented.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS AND DEVELOPMENTS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company's future financial statements. The following are a summary of recent accounting developments.

In February 2016, the FASB issued authoritative guidance, which is included in ASC 842, "Leases." This guidance requires lessees to recognize most leases on the balance sheet by recording a right-of-use asset and a lease liability. This guidance is effective for the Company as of January 1, 2019. The Company is currently evaluating the impact this standard may have on its financial statements.

The accompanying notes are an integral part of these consolidated financial statements

In May 2014, the FASB issued authoritative guidance, which is included in ASC 606, "Revenue from Contracts with Customers." This guidance provides a single, comprehensive revenue recognition model for all contracts with customers and requires that a company recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In July 2015, the FASB delayed the effective date of this guidance by one year. As a result, this guidance is effective for the Company as of January 1, 2018 and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Based on the completed analysis, the Company has determined the adjustment will not have a material impact on the financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

NOTE 5 – INTANGIBLE ASSETS

The following tables set forth the intangible assets, both acquired and developed, including accumulated amortization as of December 31, 2017:

	December 31, 2017			
	Remaining Useful Life	Cost	Accumulated Amortization	Net Carrying Value
Capitalized software	4.55 years	$ 13,227	$ 1,280	$ 11,947
Trademark	Indefinite	825	-	825
		$ 14,052	$ 1,280	$ 12,772

Amortization expense, amounted to approximately $1,280 and $0 for the periods ended December 31, 2017 and 2016, respectively.

NOTE 6. ADVANCES FROM OFFICER

The Company is obligated to reimburse one of its officers for advancing the Company funds to cover costs such as filing fees and organizational expense. The balance due is $1,097 and $12,422 at December 31, 2017 and 2016, respectively, and is due on demand, unsecured and interest free.

NOTE 7. ADVANCES FROM SHAREHOLDERS

The balance due is $0 and $10,000 at December 31, 2017 and 2016, respectively, and is due on demand, unsecured and interest free.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 8. CONVERTIBLE NOTE PAYABLE

In January of 2017, the Company issued a convertible note payable to a shareholder in the amount of $25,000. The note bears interest at 9% and matures on January 17, 2019. The lender has an optional conversion at a pre-conversion valuation of $2,500,000 and a mandatory conversion in the event the Company has a qualified financing at any time prior to the maturity date. The holder shall be required to convert the principal amount of the note plus accrued interest into shares of the Company's common stock at a discount of 40% of the qualified offering.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceeding arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Lease commitments

The Company is in its early stages of development and accordingly, it has not yet been necessary to lease or acquire facilities and equipment. Although starting in July of 2017, the Company is sub-leasing office space from an officer of the Company on a month to month basis for approximately $750 per month

NOTE 10. EQUITY

On February 24, 2016, the Company was founded with the issuance of approximately 1 million shares of our $0.0001 per share par value common stock to several individuals. The Company has authorized 10 million shares of common stock and 2 million shares of preferred stock. No preferred shares have been issued.

During the year ended December 31, 2017, the Company received cash from sales of common stock of approximately $600,000.

On December 8, 2017, the Company amended its certificate of incorporation changing the total authorized shares to 12,000,000 from 50,000,000 of which 10,000,000 shall be common and 2,000,000 shall be preferred. No preferred shares have been issued.

NOTE 11. INCOME TAXES

For the year ended December 31, 2017 and the period from February 24, 2016 (Inception) through December 31, 2016, the income tax provisions for current taxes were $0.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

The accompanying notes are an integral part of these consolidated financial statements

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of temporary differences that result in deferred tax assets and liabilities are the results of carryforward tax credits.

The components of the net deferred tax assets for the year ended December 31, 2017 and for the period from February 24, 2016 (Inception) through December 31, 2016 are as follows:

	Year ended December 31, 2017	For the period February 24, 2016 (inception) through December 31, 2016
Net Operating Loss	$ 110,000	$30,000
Less: Valuation allowance	(110,000)	(30,000)
Net deferred tax asset	$ -	$ -

The table below summarizes the reconciliation of our income tax provision computed at the federal statutory rate of 35% and the actual tax provisions for the year ended December 31, 2017 and the period from February 24, 2016 (Inception) through December 31, 2016.

	2017		2016	
Expected provision (benefit) at statutory rate	(35.0	)%	(35.0	)%
State taxes	(3.6	)%	(3.6	)%
Change in federal rate	14	%	0.0	%
Non-US	0.0	%	0.0	%
Non-deductible expense	0.0	%	0.0	%
Increase in valuation allowance	24.6	%	38.6	%
Total provision (benefit) for income taxes	0.0	%	0.0	%

At December 31, 2017 and December 31, 2016 the Company had Federal net operating loss carryforwards of approximately $450,000 and $120,000, respectively. This Federal net operating loss carryforward will expire in 2036 and 2037.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (Act). The Act makes significant modifications to the provisions of the Internal Revenue Code, including but not limited to, a corporate tax rate decrease to 21% effective as of January 1, 2018. The Company's net deferred tax assets and liabilities have been revalued at the newly enacted U.S. Corporate rate in the year of enactment.

NOTE 12. RELATED PARTIES

The Company has loans from shareholders and an officer of the Company, see notes 6 and 7.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 13. SUBSEQUENT EVENTS

On January 4, 2018 our Regulation A+ Registration Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

On January 5, 2018 the Directors of the Company and Shareholders ratified, confirmed and approved the Registration of the Worthy Bonds.

Worthy Bond sales subsequent to December 31, 2017, through May 31, 2018 were approximately $220,000. These sales have been recorded as an increase in cash and an increase in a corresponding liability.

In February of 2018, the Company sold an additional $25,000 of convertible notes.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Meilani K. ▾

Worthy Financial is pending **StartEngine Approval.**



PLAY VIDEO
You're Worthy of a Better Return

0
Investors

$0.00
Raised of $10K - $107K goal

Worthy Financial

Helping to Save and Grow your Money

Small OPO · Boca Raton, FL · Financial Services
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

You're Worthy of a Better Return

Join us in changing the face of finance

We're on a mission to help people painlessly save and grow their money – and to do it in a way that better aligns with their values and lifestyle.

People are WORTHY of a better return, a more level investment playing field, and a more secure financial future so we are working to make that happen. We do this by bringing higher-yielding alternative investments to the masses and helping them painlessly build a nest egg. The investment type we offer was previously only open to the wealthy but we used new securities laws in an innovative way to bring our product - a $10 dollar, 5% interest earning bond - to the mainstream consumer. Isn't it time that the 98% have a better way to save?

We designed our product to fit into our customer's lives by providing 3 easy ways to buy the bonds. Bonds can be purchased "on demand" by simply clicking the "buy bonds" button in our app, by scheduling a recurring "set it & forget it" monthly investment, or by participating in our "round-up" program which tracks the spare change from our client's everyday purchases (rounding-up every transaction they make to the next whole dollar amount) and when this amount hits $10.00 a bond is added to their portfolio. Our "Worthies" are tucking money away - and growing it at a fixed 5% - in the background of their lives!

Our primary customers are those who are anxious about their financial future - whether it is the 1 in 3 Americans not saving for retirement or the 46% who struggle to have $400 on hand for an emergency (*Federal Reserve Economic Wellness survey)*. We are also focused on helping millennials as they face a changing employment landscape in which on-demand, "gig economy" jobs make it hard to save money as they do not offer a financial safety net such as employer sponsored savings programs.

So help us make the world a better place...where money works for everyone.



Buying Worthy Bonds
EASY
1. "Buy Bonds" Button
EASIER
2. Scheduled Recurring Investments
EASIEST
3. Daily Purchase Round-ups



$10
WORTHY BOND
Coffee



Earn 5% interest
while helping your local small businesses thrive
Portfolio
updated 1 minute ago
Round-ups
PAUSED
$12.02
Interest Earned



Manually purchase up to 10,000 bonds per transaction any time using the Worthy app on the web or on your smartphone.

Instant savings boost.

Pick a starting date, the number of bonds to purchase and a recurring investment period.

Watch your savings grow on autopilot. Over 20% of users have already activated this feature.

We monitor your daily purchases and round them up to the nearest full dollar.

When this spare change adds up to $10, it triggers an automatic bond purchase.



The Offering

Investment

$5/share | When you invest you are betting the company's future value will exceed $6M

These Offerings are eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

At Worthy we believe that the 98% are worthy of a more secure financial future.

- Sally Outlaw, Worthy CEO

Sales Are Growing!

After 9 months of successfully navigating through the SEC review process, our Worthy bonds were qualified for sale earlier this year. Sales have been growing "up and to the right" ever since! Now we just need the fuel to fund a robust marketing budget to spread the Worthy word!

It's clear from our initial sales that we have product-market fit - when prospects get introduced to Worthy, they join and buy bonds! (Don't feel left out - you can buy them too at worthybonds.com!)





Our Worthy milestones:

- First capital raised after successful MVP (minimal viable product)
- Technology & operations teams hired
- Bonds qualified by the SEC
- Bond sales and management platform built & launched
- Mobile apps available in app stores
- Month over month user growth
- More than $300,000 in bond sales first quarter

We have built our proprietary bond management platform, had our bonds qualified for sale by the SEC, and we are launched and selling to the public... given our product, team, market, and early traction, we are an exciting investment prospect!

Meet Worthy





How Does It Work?

Worthy is a mobile app that helps users gather and grow a nest egg by rounding up their daily purchases and investing this spare change into a 5% interest earning bond.

As an alternative to stocks and low interest savings accounts, Worthy offers a proprietary, SEC registered bond. Priced at just $10, everyone has the chance to start building an emergency fund or nest egg. By enabling users to automatically micro-invest while they shop (via round ups), Worthy offers an easier way to invest and make an impact – without users having to alter their habits or behavior. Worthy empowers a new generation of investors to get the growth, yield and access to innovation they deserve.

In addition to the returns generated to Worthy users from the 5% interest paid, Worthy seeks to grow users' portfolios by partnering with merchants and having those merchants contribute cash back to our users when they shop. Participating merchants will benefit from this cash back/loyalty program while Worthy users will literally be investing in themselves every time they swipe their debit or credit card.

Along with offering an attractive yield to all classes of investors, the Worthy bond proceeds are used to provide asset-backed loans to America's growing businesses – the backbone of the US economy. This provides solid returns and a lower risk profile than traditional loans and other investment instruments. People are worthy of a better and more secure return, and we are dedicated to making that happen by bringing institutional quality investments to the masses.

Not only can Worthy help users grow their money, but we can save them money if they ever need to borrow by linking them to lower rate loans from peer-to-peer lending marketplaces. Whether the capital is for consolidating debt, home improvement, or refinancing student loans, these online marketplaces offer borrowers a lower cost of credit as they forego the complexity and overhead of traditional banks.





Worthy highlights:





Buy Bonds from Worthy
1
WORTHY (BOND SELLER)
Worthy loans money from Bond sales
2
3
WORTHY BOND INVESTORS LIKE YOU
REINVEST IN NEW LOANS
BUSINESS BORROWERS BUY INVENTORY
Investment returned to Bond buyers plus 5% interest
Businesses repay loan to Worthy with interest
4
YOUR WORTHY INVESTMENT GROWS from accrued interest

- We provide access to higher-yielding alternative investments to all
- We offer a proprietary SEC qualified financial product
- We pay a generous 5% fixed annual interest
- We only do the most secured lending (inventory and receivables) with our bond proceeds
- Our savers can micro-invest with as little as $10.00
- 3 easy ways to buy - including rounding-up spare change
- Community capital - bond sales support our fellow humans

Invest with purpose. It's time to use our money and direct our investments to help shape the world we want to live in. We at Worthy are working to change the face of finance as we believe everyone is worthy of economic security.

Why We Are Worthier Than Other Offerings

Worthy combines a unique financial product (our 5% interest bearing bonds) with an inventive delivery tool (our round-up app) making it easy for anyone to save.

Our bonds are one of the few, higher-yielding financial products open to the retail investor that boosts Main Street not Wall Street - therefore offering a social return in addition to a financial one. We are also fee free...we know you have better things to do with your money!

Additionally, unlike most other investing apps, we own the underlying financial vehicle, the 5% bond. This is a proprietary product that we engineered and successfully qualified with the SEC via a 9 month process so this provides a bit of a barrier to entry to other competitors given the time, costs, and challenges of getting a product through the SEC registration process (each offering is unique and never guaranteed to be qualified).

We also built our own technology platform for handling the digital bond management and sales which adds additional value to our venture. Give it a try at worthybonds.com!



$10.00
WORTHY BOND



Micro-Invest

Worthy's proprietary bonds are only $10.00!



Yoga Class
$15.50
$0.50 added to your Nest Egg
joinworthy.com

Painlessly Save

The Worthy app rounds-up every purchase you make and invests the spare change.



Large Market

75 million millennials needing to save...and 47% of Americans don't even have $400 for an emergency.



Generous Interest

Fixed 5% annual interest to grow that nest egg fast!

Alternative Investments Go Mainstream



Mainstream Versus Alternative Asset 2015 Returns
20.00%
15.00%
10.00%
Alternative Asset Classes

Alternative investments are rapidly moving into the mainstream. Retail investors - confronted with volatile financial markets and the underfunding of their own retirements - are now following the path blazed by wealthy individuals and institutional investors in seeking a better



financial return. These classes of investors had access to a variety of higher-yielding, investment opportunities that the masses were not allowed to have - such as stock in growing private companies and lending money to creditworthy consumers or businesses. This changed with the passing of The JOBS ACT in 2012, which altered long-standing securities laws and opened up these types of alternative investments for the rest of us.

Fueled in part by these new laws, a distrust of old guard financial institutions, and investors growing desire to have their money make a social impact, we believe both borrowers and investors are flocking to alternative, and more community focused, financial products to meet their capital needs and to diversify their portfolios. PriceWaterhouseCoopers projects investor allocation to alternatives will grow nearly 10% a year, reaching $13 trillion in volume by 2020. **Worthy is already playing a part in this historical shift.**

Bottom line is the 98% need a better financial return and Worthy has created a product to help.

Why Alternative Investments Are Worthy

According to most investment advisors, one of the important rules of portfolio management is to combine assets that make money independently and don't correlate with one another. Having investments in areas that react differently to the same event (such as a political development or a new tax proposal) can balance an investor's risk and protect against loss.

Investors Need Diversification. A blended portfolio of traditional (such as stocks) and alternative investments (such as real estate, precious meals, private lending, etc) offers benefits in performance and a reduction in volatility.

Portfolios Need Non-Correlation To protect from market swings, investors need assets in their portfolios that don't directly correlate to movements in traditional investments such as stocks and ETF's.

Since diversifying investments across asset classes can improve your chances of not losing your money (*SEC, investor.gov*), Worthy's fixed interest bonds can be a good addition to a diverse portfolio. And...they are bonds that act more like a savings account as funds can be deposited into or withdrawn from Worthy accounts at any time without fees or penalties.



We Are a Worthy Team



We are all in this for the right reasons so we are motivated and passionate about addressing the problem and about helping our clients thrive. Aside from this, we have backgrounds that align with our product - including the fact that the founder is a registered investment advisor and pioneer in the online capital/crowdfunding industry. Our management team also includes a securities lawyer and former investment banker, However it's the team's intangible assets that ensure our ability to execute successfully - such as character, integrity, sincerity, creativity,humor, tenacity, and problem solving. And we have strong chemistry as a team. We eat, sleep and breathe this product and mission and will not stop until Worthy is in everyone's hands!

We also believe in treating our customers with transparency & respect -- hence this recent comment from one of our users -

"Sally, I really appreciate your direct communication with me on my questions. It makes the experience feel more personal and makes me feel as if I am not forgotten, especially coming from someone of your position within the company. Not many businesses will take the time to do that with their clients these days. So, for that, I say thank you..again and again!"

Be a part of what's next!



Worthy Causes

We have heard from a number of non-profits that Worthy is the perfect solution for painless fundraising as supporters can use our free round-up app to help fund the causes they care about with every purchase they make. Not only can the participating non-profits benefit from the accumulated rounded-up spare change but the bonds bought with that change grows at 5%! A great return for great causes!

Given the interest from charities and others wanting to use Worthy as a funding tool, part of the proceeds from this raise will go towards the development of a *Worthy Causes* version of our current mobile app.

A Worthy Retirement!

We hear it all the time - start saving early for retirement. But few of us are able to given the demands on our income (including those student loans!). Worthy wants to help our users to at least start tucking away whatever they can, even if it's $10.00 at at time...it does add up!

In order to allow for tax-advantaged savings for our users we need to integrate our platform with the service providers such a custodians that enable us to open retirement accounts. This is another aspect on our Worthy roadmap that your investment will help make possible!



Invest in Our Company Today!

Join Us in Offering Economic Opportunity for All

We want to help lift the financial burden off those who suffer from this stress. One of the few ways to grow a financial cushion is through access to higher-yielding investment returns but we believe these asset classes are normally only reserved for the wealthy so we used new securities regulations to create a product that would be open to ALL. This is also about fairness - for 80 years the securities laws kept the 98% from accessing opportunities for real financial growth.

We invite you to join us on our mission to create a more equitable economy.











Our Company Launches!

Worthy Financial, Inc is created to bring high-yielding assets to all!

February 2016

September 2016

MVP is tested

Early users love the product.

Bond Registration filed with SEC

Filed our offering with the Securities and Exchange Commission to begin bond qualification process.

March 2017

July 2017

Seed capital raised

Raised $600,000 to hire team,build bond sales platform & apps, and for legal and compliance costs of navigating the SEC.

Bonds qualified by the SEC

Bonds allowed to be sold nationwide.

January 2018

February 2018

App and bond sales open to public

After filing in 8 states that required additional registration, we opened for sales.

Launched on StartEngine

Now YOU can own a part of our company!

July 2018

October 2018

Launch Worthy Causes Program

Responding to interest from non-profits wanting to use Worthy for fundraising. ANTICIPATED

Offer Retirement Accounts

Integrate account opening. ANTICIPATED

January 2019

In the Press

REALASSETS ADVISER   finTEK NEWS

SHOW MORE

Meet Our Team



Sally Outlaw

President, Director, Founder, CEO

A life-long entrepreneur passionate about opening up economic opportunity for all. Sally has served as the full time President, Director, Founder and CEO of Worthy Financial since January 2016. She co-founded Peerbackers in 2010, an online crowdfunding platform with a focus on entrepreneurs. After four years and thousands of projects funded, the company moved beyond the platform and into services to help clients navigate the world of Crowd Finance.













Andrei Popovici

Senior Software Developer

Designer-developer hybrid who specializes in bringing digital ideas to life





Alan Jacobs

Director, Ex. VP, Chief Strategy Officer

Alan has more than 40 years of experience as a corporate and securities attorney, investment banker, business and financial advisor, and entrepreneur/senior executive of both private and public companies. Mr. Jacobs has been an investment banker and owner of licensed broker/dealers in New York and Florida specializing in financing and advisory services of growing companies primarily in healthcare and technology. He has been responsible for raising more than $750 million for a wide range of companies and is a graduate of Franklin and Marshall College and Columbia Law School. Before joining Worthy Financial full time in 2016, Mr. Jacobs held positions at Safer Science Technologies, as a Director of Business Development, from June 2015 through December 2016. Safer Science Technologies is an environmentally, friendly cleaning products company.





Jang Centofanti

VP Operations, Corporate Secretary

Jang contributes more than 25 years of operational and management experience in a variety of consumer service industries, including hospitality, banking and education. She has also been a principal in an independent financial services advisory firm and with a small business management company. Jang has been with Worthy Financial full time since 2016, serving as an Administrative and Customer Service Manager Du20 Holistic Oasis from 2012-2015 prior.





Randy Pohlman

Director, & VP of Corporate Development

Randy brings his Ph.D in Finance, his decades of experience in management at both public and private companies, as well as his breadth of experience as the Dean of the H. Wayne Huizenga School of Business at Nova Southeastern University (since 2009) and Dean of Kansas State University, College of Business Administration. He also served as a Visiting Research Scholar at the University of California, Los Angeles, and was a member of the Executive Advisory Board of the Wharton School of the University of Pennsylvania. Randy serves as a Director and spends 8 hours a week with Worthy Financial.





Dara Albright

Director

Recognized speaker, writer & influencer on topics covering financial disruption, FinTech, RegTech, Digital/Crowd-Finance Current position held as CEO of Dara Albright Media from 2011 to current.





Jack Richards

Director, Senior VP, Marketing and Operations

Jack delivers a diverse background in management, marketing and product development. He is an inventor and successful founder, or co-founder, of start-ups in the areas of commodity trading, sports marketing and energy. As a serial entrepreneur, he is an investor and board of director member for several companies and is a graduate of Texas Tech University with a degree in Agricultural Economics. His prior position was serving as Vice President at Titan Lansing Tansloading fro 2014 to 2017. Jack serves as a Director and spends 8 hours a week with Worthy Financial.



Offering Summary

Maximum 21,400* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 shares of common stock ($10,000)

Company	Worthy Financial, Inc.
Corporate Address	4400 N. Federal Hwy. Suite 210-12, Boca Raton, FL 33431
Description of Business	Worthy Financial is a Fintech company providing financial products and services to Millennials and other population segments making up the 98% of unaccredited investors unable to access savings and investment products. Savings is primarily by use of a mobile app that "rounds up" credit and debit card purchases to the next higher dollar until the round ups reach $10, at which time the user, purchases a $10, 5% interest bearing SEC qualified bond. An investor can also purchase a $10, 5% bond independent of the app.
Type of Security Offered	Common Stock (the "Shares"),
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$250

The 10% Bonus for StartEngine Shareholders

Worthy Financial, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Looking for a better return? As an alternative to stocks - or to those low interest savings accounts - you can now buy our 5% interest-earning bonds.

Worthy bonds open up community investments, allowing anyone – not just the wealthy – to participate in private lending. Proceeds from the bonds you buy are lent to growing American businesses via asset-backed loans, secured by inventory. Imagine that — putting your money to work while supporting your fellow humans! Helping Main Street, instead of Wall Street. And with a face value of just $10.00, you can start with even the smallest amount of capital…and add funds as often as you'd like.

The bonds have a three-year term but whenever you need emergency funds, you can cash them in at any time.

How does it work? Register on our site, connect a bank account for purchase, and enter the # of bonds you'd like to buy. Then watch your money grow as interest is credited daily from loan payments made by the businesses you're supporting.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "WORTHY FINANCIAL, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF FEBRUARY, A.D. 2016, AT 1:48 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5972380 8100
SR# 20161108632

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 201882748
Date: 02-24-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:48 PM 02/24/2016
FILED 01:48 PM 02/24/2016
SR 20161108632 - File Number 5972380

STATE OF DELAWARE

CERTIFICATE OF INCORPORATION

OF

WORTHY FINANCIAL, INC.

A STOCK CORPORATION

FIRST: The name of the corporation (hereinafter called the "Corporation") is Worthy Financial, Inc.

SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808. The registered agent in charge thereof is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock which this Corporation is authorized to issue is Fifty Million (50,000,000) shares of which Forty Million shares (40,000,000) shall be Common Stock, par value $0.0001 per share and Ten Million shares (10,000,000) shall be Preferred Stock, par value $0.0001 per share. Series of Preferred Stock may be created and issued from time to time, which such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred Stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.

FIFTH: The name and address of the incorporator are as follows:

Charles B. Pearlman, Esq.
Pearlman Schneider LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, FL 33431

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The power to adopt, alter, amend or repeal Bylaws shall be vested in the Board of Directors.

EIGHTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its

stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.

NINTH: To the fullest extent permitted by the Delaware General Corporation Law, the Corporation shall indemnify, or advance expenses to, any person made, or threatened to be made, a party to any action, suit or proceeding by reason of the fact that such person (i) is or was a director of the Corporation; (ii) is or was serving at the request of the Corporation as a director of another corporation, provided that such person is or was at the time a director of the Corporation; or (iv) is or was serving at the request of the Corporation as an officer of another Corporation, provided that such person is or was at the time a director of the corporation or a director of such other corporation, serving at the request of the Corporation. Unless otherwise expressly prohibited by the Delaware General Corporation Law, and except as otherwise provided in the previous sentence, the Board of Directors of the Corporation shall have the sole and exclusive discretion, on such terms and conditions as it shall determine, to indemnify, or advance expenses to, any person made, or threatened to be made, a party to any action, suit, or proceeding by reason of the fact such person is or was an officer, employee or agent of the Corporation as an officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. No person falling within the purview of this paragraph may apply for indemnification or advancement of expenses to any court of competent jurisdiction.

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this _24th_ day of _February_ 2016.

By: _Charles B. Pearlman_
Charles B. Pearlman, Incorporator

2

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
Worthy Financial, Inc.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "**FOURTH**" so that, as amended, said Article shall be and read as follows:

> FOURTH: The total number of shares of stock which this Corporation is authorized to issue is Twelve Million (12,000,000) shares of which Ten Million shares (10,000,000) shall be Common Stock, par value $0.0001 per share and Two Million shares (2,000,000) shall be Preferred Stock, par value $0.0001 per share. Series of Preferred Stock may be created and issued from time to time, which such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualification, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 8th day of **December**, 2017.



By: [signature]
Authorized Officer
Title: Executive Vice President

Name: Alan Jacobs
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 12/08/2017
FILED 08:00 AM 12/08/2017
SR 20177463005 - File Number 5972380